State of Delaware
Secretary of State
Division of Corporations
Delivered 04:23 PM 02/05/2009
FILED 04:23 PM 02/05/2009
SRV 090108827 - 2759749 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

JATI TECHNOLOGIES INC.

a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of ___ **JATI TECHNOLOGIES INC.**

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " ___1st___ " so that, as amended, said Article shall be and read as follows:

THE NEW COMPANY NAME WILL BE
MERCO SUD AGRO-FINANCIAL EQUITIES CORPORATION

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said ___Corporation___ has caused this certificate to be signed by

___ALBERT DELMAR___, an Authorized Officer,

this ___5___ day of ___FEBRUARY - 2009___

By: _____
Authorized Officer

Title: ___PRESIDENT & CEO___

Name: ___ALBERT DELMAR___
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